

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2022

Herbert S. Vogel
President and Chief Executive Officer
SM Energy Company
1700 Lincoln Street, Suite 3200
Denver, CO 80203

> **Re: SM Energy Company**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **File No. 001-31539**

Dear Mr. Vogel:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation